Filed by Delta Oil & Gas, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: The Stallion Group (No. 0-51605)

Delta Oil & Gas files Form S-4 in anticipation of offer to acquire at least 80% of the shares of The Stallion Group on a fully-diluted basis (OTCBB:SLGR)

DELTA OIL & GAS INC.	OTCBB: DOIG	October 7, 2008

Delta Oil and Gas, Inc. (OTC:BB – DOIG) is pleased to announce that it has filed a Form S-4 with the Securities and Exchange Commission in order to register 27,168,832 of its common shares which will form part of the consideration being offered to shareholders of The Stallion Group (“Stallion”) in a proposed offer to acquire at least 80% of the shares of Stallion on a fully-diluted basis.  Subject to the terms and conditions of the offer as contained in the Form S-4, it is anticipated that the consideration for each Stallion common share tendered in the offer and accepted would be 0.333 of a share of Delta common stock, and cash in the amount of $0.0008.

The Form S-4 filing is an extensive document containing information regarding the rationale for this decision, the process for acquiring the Stallion stock, the risks involved, current and pro-forma financial statements, and details of Stallion’s current operations.  This Form S-4 filing is the first step in the process of acquiring at least 80% of the shares of Stallion on a fully-diluted basis and is subject to SEC review and clearance prior to proceeding.

The Stallion Group (OTCBB: SLGR) is an advanced oil and gas exploration and emerging early stage development company focused on its Mississippi, Louisiana and California exploration areas in the United States. Stallion has developed a foundational strategy which includes extensive analysis of all drilling opportunities. Once the analysis phases are complete, Stallion  can and does move very quickly to drill and establish reserve and production values. Stallion’s management is tasked with the requirement to manage exploration and development risk by participating only with mature oil and gas operators on our AMI lands (Area of Mutual Interest).  Stallion has interests in common with Delta in Mississippi, Phase II and prospects in the Sacramento Valley, California, including one producing natural gas well and the right to participate in future wells at that location.  For more information about Stallion, it maintains a website located at www.thestalliongroup.com.

Delta sees many synergies between itself and Stallion and with a view to accelerating growth in Delta, while maintaining its relatively small overhead, it sees Stallion as an excellent company to be combined with Delta.

Additional Information and Where to Find It

In connection with this proposed transaction, Delta will also file with the U.S. Securities and Exchange Commission (SEC) a statement on Schedule TO. Stallion shareholders are strongly encouraged to read the registration statement and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information about the proposed transaction. The final prospectus will be mailed to shareholders of Stallion. Investors and security holders will be able to obtain free copies of the registration statement as well as other filed documents containing information about the proposed transaction, without charge, at the SEC’s web site (www.sec.gov). Neither Delta nor any of their respective directors or executive officers makes any recommendation as to whether you should participate in the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Accordingly, the offer for the outstanding shares of Stallion common stock pursuant to the proposed transaction described in this communication has not commenced. At the time that the proposed transaction is commenced, Delta will file a statement on Schedule TO with the SEC. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

About Delta Oil and Gas

Delta Oil and Gas is an exploration company focused on developing North American oil and natural gas reserves. The Company's current focus is on the exploration of its land portfolio comprised of working interests in the following prospects:  the Mississippi prospects, the horizontal drilling prospect in Saskatchewan, the 2006-03 Prospect at Garvin and Murray Counties, Oklahoma and the 2007-01 Prospect in Garvin County, Oklahoma.  Delta Oil & Gas is seeking to expand its portfolio to include additional interests in Canada and the USA.

On behalf of the Board of Directors,

/s/ DOUGLAS N. BOLEN
DOUGLAS N. BOLEN, CEO

Contact Info:    Greg Werbowski – 1.866.355.3644 – IR@deltaoilandgas.com
                           www.deltaoilandgas.com

Safe Harbor Statement

This news release includes statements about expected future events and/or results that are forward-looking in nature and subject to risks and uncertainties. Forward-looking statements in this release include, but are not limited to time frames, expectations for completion; the analysis of results and the intention to drill. Actual outcomes and the Company's results could differ materially from those in such forward-looking statements. Factors that could cause results to differ materially include general factors that affect all companies that explore for oil and gas, such as the uncertainty of the requirements demanded by environmental agencies, the fact that oil and gas extraction and production is risky, the potential that no commercial quantities of gas are found or recoverable, the price of oil and gas, geological problems that prevent us from reaching drilling targets and specific risks such as the Company's ability to raise financing.